THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

May 12, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:      Mr. Russell Mancuso, Esq., Branch Chief
Mr. Geoffrey Kruczek, Esq., Staff Attorney

RE:	BAETA Corp.
Registration Statement on Form S-1
Amendment No. 12
File No.: 333-154243

Dear Messrs. Mancuso and Kruczek:

Below please find our responses to the Staff’s comment letter, dated May 11, 2010 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 12 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system. A hard copy of this response letter and Amendment No. 12, marked to show changes from Amendment No. 11, can be sent to you via overnight mail upon your request.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis
Virginia K. Sourlis, Esq.

Series B, page 4

1.
Please reconcile the Series B voting rights disclosed here and on pages 13 and 56 with your disclosure on page 91. If the series B has the right to designate a board member, please identify the member so designated.

Per SEC Comment #1, the disclosure in footnote 9 to the financial statements has been revised, and the disclosures regarding the Series B Preferred Stock are now consistent throughout the registration statement.

Please be advised that Footnote 9 to the financial statements had incorrectly stated that the Series B Preferred confers a right to the holder to appoint a director to the Board. The Series B Preferred confers no such right to its holder.

Selling Stockholders, page 30

2.
It is unclear how you addressed the last sentence of prior comment 1 for many of the selling shareholders who are not offering for sale all of the shares that they beneficially own. For example, in footnote 18, you refer to some of the shares held by the selling stockholder, but you do not make clear whether those are the shares that the selling stockholder is offering for sale. Also, if the selling stockholder acquired in the last three years the balance of the securities beneficially owned, it is unclear where you have described in the prospectus your transaction in which you issued those shares to the selling stockholder. Please revise accordingly for each selling stockholder that is not offering all shares held by that selling stockholder.

Per SEC Comment #2, the disclosures have been revised in accordance with the Commission’s comment. The disclosures in this section pertaining to each selling stockholder that is not offering all shares held by that selling stockholder have been revised to clearly explain which shares by each stockholder are being registered for sale in this registration statement.